FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 24, 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K

The Royal Bank of Scotland Group plc

Group reporting changes
Following share sales in October 2012 and March 2013, the Group now holds less than 50% of the issued ordinary share capital in DLG and has ceded control. Consequently, in the Group results DLG is treated as a discontinued operation until 12 March 2013 and as an associated undertaking thereafter, with associate income reported in Group Centre from 13 March 2013. DLG is no longer a reportable operating segment of the Group.

In order to assist investors and analysts, this announcement updates the Group's prior period results on a managed basis for this change in treatment of DLG. While these restatements affect the reported results on a managed basis, they have no impact on the Group's statutory income statement, balance sheet or other primary statements.

The restated financial information for prior periods also includes the impact of IAS 19 'Employee Benefits' (revised) and IFRS 10 'Consolidated Financial Statements', which were implemented by the Group on 1 January 2013 and reflected in the Group's Q1 2013 results announced on 3 May 2013.

IAS 19
IAS 19 requires: the immediate recognition of all actuarial gains and losses; interest cost to be calculated on the net pension liability or asset at the long-term bond rate, an expected rate of return will no longer be applied to assets; and all past service costs to be recognised immediately when a scheme is curtailed or amended. Implementation of IAS 19 resulted in an increase in the loss after tax of £84 million and £154 million for the years ended 31 December 2012 and 2011 respectively; £42 million for the half year ended 30 June 2012; and £21 million for the quarter ended 30 June 2012.

IFRS 10
Implementation of IFRS 10 resulted in a reduction in non-controlling interests of £0.5 billion with a corresponding increase in Owners' equity (Paid-in equity) as at 31 December 2012, 30 June 2012 and 31 December 2011. This led to an increase in the loss attributable to non-controlling interests of £13 million for the year ended 31 December 2012; £6 million for the half year ended 30 June 2012; and £6 million for the quarter ended 30 June 2012, with corresponding increases in the profit attributable to paid-in equity holders. There was no impact on the profit/(loss) attributable to ordinary and B shareholders. A capital reconciliation is shown on page 11.

The above restatements have no impact on the Group's regulatory capital.

2013 Interim results
The Group's 2013 Interim results will be announced on Friday 2 August 2013. These results will be reported on the basis described above. A financial supplement showing restated financial information for the last nine quarters will also be available on 2 August at www.rbs.com/ir

For further information please contact:

Richard O'Connor                                                   Group Media Centre
Head of Investor Relations                                   +44 (0) 131 523 4205
+ 44 (0)20 7672 1758

Summary consolidated income statement

	Year ended 31 December 2012			Year ended 31 December 2011
	Previously reported (1)	Adjustments	Restated	Previously reported (1)	Adjustments	Restated
	£m	£m	£m	£m	£m	£m

Net interest income	11,695	(278)	11,417	12,689	(376)	12,313

Non-interest income (excluding insurance net premium income)	10,374	294	10,668	10,764	347	11,111
Insurance net premium income	3,718	(3,718)	-	4,256	(4,256)	-

Non-interest income	14,092	(3,424)	10,668	15,020	(3,909)	11,111

Total income (2)	25,787	(3,702)	22,085	27,709	(4,285)	23,424
Operating expenses (3)	(14,619)	765	(13,854)	(15,478)	632	(14,846)

Profit before insurance net claims and impairment losses	11,168	(2,937)	8,231	12,231	(3,653)	8,578
Insurance net claims	(2,427)	2,427	-	(2,968)	2,968	-

Operating profit before impairment losses	8,741	(510)	8,231	9,263	(685)	8,578
Impairment losses	(5,279)	-	(5,279)	(7,439)	2	(7,437)

Operating profit	3,462	(510)	2,952	1,824	(683)	1,141
Own credit adjustments	(4,649)	-	(4,649)	1,914	-	1,914
Payment Protection Insurance costs	(1,110)	-	(1,110)	(850)	-	(850)
Interest Rate Hedging Products redress and related costs	(700)	-	(700)	-	-	-
Regulatory fines	(381)	-	(381)	-	-	-
Sovereign debt impairment and related interest rate hedge adjustments	-	-	-	(1,268)	-	(1,268)
Integration and restructuring costs	(1,550)	135	(1,415)	(1,064)	43	(1,021)
Gain on redemption of own debt	454	-	454	255	-	255
Write-down of goodwill and other intangible assets	(518)	394	(124)	(11)	11	-
Other items
- Asset Protection Scheme	(44)	-	(44)	(906)	-	(906)
- Amortisation of purchased intangible assets	(178)	-	(178)	(222)	-	(222)
- Strategic disposals	113	-	113	(104)	(1)	(105)
- Bank levy	(175)	-	(175)	(300)	-	(300)
- Bonus tax	-	-	-	(27)	-	(27)
- RFS Holdings minority interest	(20)	-	(20)	(7)	-	(7)

Operating loss including the results of Direct Line Group discontinued operations	(5,296)	19	(5,277)	(766)	(630)	(1,396)
Direct Line Group discontinued operations	131	(131)	-	(424)	424	-

Operating loss before tax	(5,165)	(112)	(5,277)	(1,190)	(206)	(1,396)
Tax charge	(469)	28	(441)	(1,127)	52	(1,075)

Loss from continuing operations	(5,634)	(84)	(5,718)	(2,317)	(154)	(2,471)

(Loss)/profit from discontinued operations, net of tax
- Direct Line Group	(184)	-	(184)	301	-	301
- Other	12	-	12	47	-	47

(Loss)/profit from discontinued operations, net of tax	(172)	-	(172)	348	-	348
				-
Loss for the period	(5,806)	(84)	(5,890)	(1,969)	(154)	(2,123)
Non-controlling interests	123	13	136	(28)	-	(28)
Other owners' dividends	(288)	(13)	(301)	-	-	-

Loss attributable to ordinary and B shareholders	(5,971)	(84)	(6,055)	(1,997)	(154)	(2,151)

Note:

(1)	Operating profit as reported in the Annual Results for the year ended 31 December 2012.
(2)
Adjustments to total income relate to the elimination of DLG income, comprising instalment income of £126 million (2011 - £145 million), investment income of £243 million (2011 - £302 million), other income of £45 million (2011 - £75 million) and insurance net premium income of £3,718 million (2011 - £4,256 million), offset by net fees and commissions payable of £430 million (2011 - £493 million).

(3)
Adjustments to operating expenses relate to the elimination of DLG of £877 million (2011 - £838 million), including certain DLG related activities and charges in Group Centre, partially offset by the increase of £112 million (2011 - £206 million) in pension costs resulting from the implementation of IAS 19.

Summary consolidated income statement (continued)

	Half year ended 30 June 2012
	Previously reported (1)	Adjustments	Restated
	£m	£m	£m

Net interest income	5,980	(150)	5,830

Non-interest income (excluding insurance net premium income)	5,722	133	5,855
Insurance net premium income	1,867	(1,867)	-

Non-interest income	7,589	(1,734)	5,855

Total income (2)	13,569	(1,884)	11,685
Operating expenses (3)	(7,861)	428	(7,433)

Profit before insurance net claims and impairment losses	5,708	(1,456)	4,252
Insurance net claims	(1,225)	1,225	-

Operating profit before impairment losses	4,483	(231)	4,252
Impairment losses	(2,649)	-	(2,649)

Operating profit	1,834	(231)	1,603
Own credit adjustments	(2,974)	-	(2,974)
Payment Protection Insurance costs	(260)	-	(260)
Integration and restructuring costs	(673)	54	(619)
Gain on redemption of own debt	577	-	577
Other items
- Asset Protection Scheme	(45)	-	(45)
- Amortisation of purchased intangible assets	(99)	-	(99)
- Strategic disposals	152	-	152
- RFS Holdings minority interest	(17)	-	(17)

Operating loss including the results of Direct Line Group discontinued operations	(1,505)	(177)	(1,682)
Direct Line Group discontinued operations	(121)	121	-

Operating loss before tax	(1,626)	(56)	(1,682)
Tax charge	(413)	14	(399)

Loss from continuing operations	(2,039)	(42)	(2,081)

Profit from discontinued operations, net of tax
- Direct Line Group	105	-	105
- Other	1	-	1

Profit from discontinued operations, net of tax	106	-	106

Loss for the period	(1,933)	(42)	(1,975)
Non-controlling interests	19	6	25
Other owners' dividends	(76)	(6)	(82)

Loss attributable to ordinary and B shareholders	(1,990)	(42)	(2,032)

Notes:

(1)	Operating profit as reported in the Interim Results for the half year ended 30 June 2012.
(2)
Adjustments to total income relate to the elimination of DLG, comprising instalment income of £62 million, investment income of £163 million, other income of £14 million and insurance net premium income of £1,867 million, offset by net fees and commissions payable of £222 million.

(3)
Adjustments to operating expenses relate to the elimination of DLG of £484 million, including certain DLG related activities and charges in Group Centre, partially offset by the increase of £56 million in pension costs resulting from the implementation of IAS 19.

Summary consolidated income statement (continued)

	Quarter ended 31 March 2013			Quarter ended 30 June 2012
	Previously reported (1)	Adjustments	Restated	Previously reported (2)	Adjustments	Restated
	£m	£m	£m	£m	£m	£m

Net interest income	2,722	(50)	2,672	2,973	(66)	2,907

Non-interest income (excluding insurance net premium income)	2,429	60	2,489	2,536	77	2,613
Insurance net premium income	699	(699)	-	929	(929)	-

Non-interest income	3,128	(639)	2,489	3,465	(852)	2,613

Total income (3)	5,850	(689)	5,161	6,438	(918)	5,520
Operating expenses (4)	(3,543)	162	(3,381)	(3,877)	243	(3,634)

Profit before insurance net claims and impairment losses	2,307	(527)	1,780	2,561	(675)	1,886
Insurance net claims	(445)	445	-	(576)	576	-

Operating profit before impairment losses	1,862	(82)	1,780	1,985	(99)	1,886
Impairment losses	(1,033)	-	(1,033)	(1,335)	-	(1,335)

Operating profit	829	(82)	747	650	(99)	551
Own credit adjustments	249	-	249	(518)	-	(518)
Payment Protection Insurance costs	-	-	-	(135)	-	(135)
Interest Rate Hedging Products redress and related costs	(50)	-	(50)	-	-	-
Integration and restructuring costs	(131)	9	(122)	(213)	32	(181)
Loss on redemption of own debt	(51)	-	(51)	-	-	-
Other items
- Asset Protection Scheme	-	-	-	(2)	-	(2)
- Amortisation of purchased intangible assets	(41)	-	(41)	(51)	-	(51)
- Strategic disposals	66	(72)	(6)	160	-	160
- RFS Holdings minority interest	100	-	100	8	-	8

Operating profit/(loss) including the results of Direct Line Group discontinued operations	971	(145)	826	(101)	(67)	(168)
Direct Line Group discontinued operations	(145)	145	-	(39)	39	-

Operating profit/(loss) before tax	826	-	826	(140)	(28)	(168)
Tax charge	(350)	-	(350)	(268)	7	(261)

Profit/(loss) from continuing operations	476	-	476	(408)	(21)	(429)

Profit from discontinued operations, net of tax
- Direct Line Group	127	-	127	17	-	17
- Other	2	-	2	(4)	-	(4)

Profit from discontinued operations, net of tax	129	-	129	13	-	13

Profit/(loss) for the period	605	-	605	(395)	(21)	(416)
Non-controlling interests	(131)	-	(131)	5	6	11
Other owners' dividends	(81)	-	(81)	(76)	(6)	(82)

Profit/(loss) attributable to ordinary and B shareholders	393	-	393	(466)	(21)	(487)

Notes:

(1)	Operating profit as reported in the Interim Management Statement for the quarter ended 31 March 2013.
(2)	Operating profit as reported in the Interim Results for the half year ended 30 June 2012.
(3)
Adjustments to total income relate to the elimination of DLG income, comprising instalment income of £24 million (Q2 2012 - £31 million), investment income of £27 million (Q2 2012 - £73 million), other income of £12 million (Q2 2012 - £(2) million) and insurance net premium income of £699 million (Q2 2012 - £929 million), offset by net fees and commissions payable of £73 million (Q2 2012 - £113 million).

(4)
Adjustments to operating expenses relate to the elimination of DLG of £445 million (Q2 2012 - £271 million), including certain DLG related activities and charges in Group Centre in Q2 2012, partially offset by the increase of IAS 19 of £28 million in Q2 2012 in pension costs resulting from the implementation. The previously reported numbers for the quarter ended 31 March 2013 already reflected the implementation of IAS 19.

Core summary consolidated income statement

	Year ended 31 December 2012			Year ended 31 December 2011
	Previously reported (1)	Adjustments	Restated	Previously reported (1)	Adjustments	Restated
	£m	£m	£m	£m	£m	£m

Net interest income	11,451	(278)	11,173	12,041	(341)	11,700

Non-interest income (excluding insurance net premium income)	10,330	294	10,624	10,510	240	10,750
Insurance net premium income	3,718	(3,718)	-	3,970	(3,970)	-

Non-interest income	14,048	(3,424)	10,624	14,480	(3,730)	10,750

Total income (2)	25,499	(3,702)	21,797	26,521	(4,071)	22,450
Operating expenses (3)	(13,675)	765	(12,910)	(14,183)	613	(13,570)

Profit before insurance net claims and impairment losses	11,824	(2,937)	8,887	12,338	(3,458)	8,880
Insurance net claims	(2,427)	2,427	-	(2,773)	2,773	-

Operating profit before impairment losses	9,397	(510)	8,887	9,565	(685)	8,880
Impairment losses	(3,056)	-	(3,056)	(3,520)	-	(3,520)

Operating profit	6,341	(510)	5,831	6,045	(685)	5,360

Key metrics

Core performance ratios
- Net interest margin	2.16%		2.15%	2.16%		2.13%
- Cost:income ratio (4)	59%		59%	60%		60%
- Return on equity	9.8%		8.8%	10.4%		9.3%
- Adjusted earnings per ordinary and B share	18.3p	(3.8p)	14.5p	6.1p	(4.7p)	1.4p
- Adjusted earnings per ordinary and B share assuming an expected tax rate of 24.5% (2011 - 26.5%)	41.9p	(3.7p)	38.2p	41.0p	(4.7p)	36.3p

Notes:

(1)	Operating profit as reported in the Annual Results for the year ended 31 December 2012.
(2)
Adjustments to total income relate to the elimination of DLG income, comprising instalment income of £126 million (2011 - £138 million), investment income of £243 million (2011 - £265 million), other income of £45 million (2011 - £99 million) and insurance net premium income of £3,718 million (2011 - £3,970 million), offset by net fees and commissions payable of £430 million (2011 - £401 million).

(3)
Adjustments to operating expenses relate to the elimination of DLG expenses of £877 million (2011 - £819 million), including certain DLG related activities and charges in Group Centre, partially offset by the increase of £112 million (2011 - £206 million) in pension costs resulting from the implementation of IAS 19.

(4)	Cost:income ratio is based on total income and operating expenses, and after netting insurance claims against income.

Core summary consolidated income statement (continued)

	Half year ended 30 June 2012
	Previously reported (1)	Adjustments	Restated
	£m	£m	£m

Net interest income	5,868	(150)	5,718

Non-interest income (excluding insurance net premium income)	5,564	133	5,697
Insurance net premium income	1,867	(1,867)	-

Non-interest income	7,431	(1,734)	5,697

Total income (2)	13,299	(1,884)	11,415
Operating expenses (3)	(7,336)	428	(6,908)

Profit before insurance net claims and impairment losses	5,963	(1,456)	4,507
Insurance net claims	(1,225)	1,225	-

Operating profit before impairment losses	4,738	(231)	4,507
Impairment losses	(1,553)	-	(1,553)

Operating profit	3,185	(231)	2,954

Key metrics

Core performance ratios
- Net interest margin	2.16%		2.15%
- Cost:income ratio (4)	61%		61%
- Return on equity	10.2%		9.4%
- Adjusted earnings per ordinary and B share	10.4p	(1.8p)	8.6p
- Adjusted earnings per ordinary and B share assuming an expected tax rate of 24.5%	21.3p	(1.7p)	19.6p

Notes:

(1)	Operating profit as reported in the Interim Results for the half year ended 30 June 2012.
(2)
Adjustments to total income relate to the elimination of DLG income, comprising instalment income of £62 million, investment income of £163 million, other income of £14 million and insurance net premium income of £1,867 million, offset by net fees and commissions payable of £222 million.

(3)
Adjustments to operating expenses relate to the elimination of DLG expenses of £484 million, including certain DLG related activities and charges in Group Centre, partially offset by the increase of £56 million in pension costs resulting from the implementation of IAS 19.

(4)	Cost:income ratio is based on total income and operating expenses, and after netting insurance claims against income.

Core summary consolidated income statement (continued)

	Quarter ended 31 March 2013			Quarter ended 30 June 2012
	Previously reported (1)	Adjustments	Restated	Previously reported (2)	Adjustments	Restated
	£m	£m	£m	£m	£m	£m

Net interest income	2,759	(50)	2,709	2,925	(66)	2,859

Non-interest income (excluding insurance net premium income)	2,299	60	2,359	2,583	77	2,660
Insurance net premium income	699	(699)	-	929	(929)	-

Non-interest income	2,998	(639)	2,359	3,512	(852)	2,660

Total income (3)	5,757	(689)	5,068	6,437	(918)	5,519
Operating expenses (4)	(3,378)	162	(3,216)	(3,615)	243	(3,372)

Profit before insurance net claims and impairment losses	2,379	(527)	1,852	2,822	(675)	2,147
Insurance net claims	(445)	445	-	(576)	576	-

Operating profit before impairment losses	1,934	(82)	1,852	2,246	(99)	2,147
Impairment losses	(600)	-	(600)	(728)	-	(728)

Operating profit	1,334	(82)	1,252	1,518	(99)	1,419

Key metrics

Core performance ratios
- Net interest margin	2.21%		2.21%	2.20%		2.19%
- Cost:income ratio (5)	64%		63%	62%		61%
- Return on equity	8.2%		7.7%	9.3%		8.7%
- Adjusted earnings per ordinary and B share	5.6p	(0.3p)	5.3p	4.4p	(0.8p)	3.6p
- Adjusted earnings per ordinary and B share assuming a normalised tax rate of 23.25% (2012 - 24.5%)	8.3p	(0.6p)	7.7p	9.7p	(0.7p)	9.0p

Notes:

(1)	Operating profit as reported in the Interim Management Statement for the quarter ended 31 March 2013.
(2)	Operating profit as reported in the Interim Results for the half year ended 30 June 2012.
(3)
Adjustments to total income relate to the elimination of DLG income, comprising instalment income of £24 million (Q2 2012 - £31 million), investment income of £27 million (Q2 2012 - £73 million), other income of £12 million (Q2 2012 - £(2) million) and insurance net premium income of £699 million (Q2 2012 - £929 million), offset by net fees and commissions payable of £73 million (Q2 2012 - £113 million).

(4)
Adjustments to operating expenses relate to the elimination of DLG expenses of £445 million (Q2 2012 - £271 million) including certain DLG related activities and charges in Group Centre in Q2 2012. This was partially offset by the increase of £28 million in Q2 2012 in pension costs resulting from the implementation of IAS 19. The previously reported numbers for Q1 2013 already reflected the implementation of IAS 19.

(5)	Cost:income ratio is based on total income and operating expenses, and after netting insurance claims against income.

Non-Core summary consolidated income statement

DLG activities in Non-Core were transferred to DLG operating segment with effect from 1 January 2012. Consequently, for Non-Core, the only period impacted by the change in treatment for DLG was the year ended 31 December 2011.

	Year ended 31 December 2011
	Previously reported (1)	Adjustments	Revised
	£m	£m	£m

Income statement
Net interest income	863	(35)	828
Non-interest income	325	(179)	146

Total income	1,188	(214)	974

Direct expenses
- staff	(375)	(1)	(376)
- operating lease depreciation	(347)	-	(347)
- other	(256)	16	(240)
Indirect expenses	(317)	4	(313)

	(1,295)	19	(1,276)

Operating loss before insurance net claims and impairment losses	(107)	(195)	(302)
Insurance net claims	(195)	195	-
Impairment losses	(3,919)	2	(3,917)

Operating loss	(4,221)	2	(4,219)

Capital and balance sheet	£bn	£bn	£bn

Total third party assets (excluding derivatives)	93.7	(1.2)	92.5
Total third party assets (including derivatives)	104.7	(1.1)	103.6

Note:

(1)	Operating loss as reported in the Annual Results for the year ended 31 December 2012.

Divisional Restatements

Total income

	Year ended 31 December 2012			Year ended 31 December 2011
	Previously reported	Adjustments	Restated	Previously reported	Adjustments	Restated
	£m	£m	£m	£m	£m	£m

UK Retail	4,969	-	4,969	5,508	-	5,508
UK Corporate	4,723	-	4,723	4,863	-	4,863
Wealth	1,170	-	1,170	1,104	-	1,104
International Banking	2,122	-	2,122	2,555	-	2,555
Ulster Bank	845	-	845	947	-	947
US Retail & Commercial	3,091	-	3,091	3,037	(6)	3,031

Retail & Commercial	16,920	-	16,920	18,014	(6)	18,008
Markets	4,483	-	4,483	4,415	-	4,415
Direct Line Group	3,717	(3,717)	-	4,072	(4,072)	-
Central Items	379	15	394	20	7	27

Core	25,499	(3,702)	21,797	26,521	(4,071)	22,450
Non-Core	288	-	288	1,188	(214)	974

Total	25,787	(3,702)	22,085	27,709	(4,285)	23,424

	Half year ended 30 June 2012
	Previously reported	Adjustments	Restated
	£m	£m	£m

UK Retail	2,497	-	2,497
UK Corporate	2,412	-	2,412
Wealth	593	-	593
International Banking	1,103	-	1,103
Ulster Bank	420	-	420
US Retail & Commercial	1,571	-	1,571

Retail & Commercial	8,596	-	8,596
Markets	2,800	-	2,800
Direct Line Group	1,900	(1,900)	-
Central Items	3	16	19

Core	13,299	(1,884)	11,415
Non-Core	270	-	270

Total	13,569	(1,884)	11,685

	Quarter ended 31 March 2013			Quarter ended 30 June 2012
	Previously reported	Adjustments	Restated	Previously reported	Adjustments	Restated
	£m	£m	£m	£m	£m	£m

UK Retail	1,191	-	1,191	1,230	-	1,230
UK Corporate	1,084	-	1,084	1,211	-	1,211
Wealth	273	-	273	303	-	303
International Banking	482	-	482	561	-	561
Ulster Bank	208	-	208	206	-	206
US Retail & Commercial	763	-	763	815	-	815

Retail & Commercial	4,001	-	4,001	4,326	-	4,326
Markets	1,040	-	1,040	1,066	-	1,066
Direct Line Group	696	(696)	-	934	(934)	-
Central Items	20	7	27	111	16	127

Core	5,757	(689)	5,068	6,437	(918)	5,519
Non-Core	93	-	93	1	-	1

Total	5,850	(689)	5,161	6,438	(918)	5,520

Divisional Restatements (continued)

Operating profit/(loss)

	Year ended 31 December 2012			Year ended 31 December 2011
	Previously reported	Adjustments	Restated	Previously reported	Adjustments	Restated
	£m	£m	£m	£m	£m	£m

UK Retail	1,891	-	1,891	2,021	-	2,021
UK Corporate	1,796	-	1,796	1,924	-	1,924
Wealth	253	(10)	243	248	(6)	242
International Banking	594	-	594	755	-	755
Ulster Bank	(1,040)	-	(1,040)	(984)	-	(984)
US Retail & Commercial	754	-	754	537	-	537

Retail & Commercial	4,248	(10)	4,238	4,501	(6)	4,495
Markets	1,509	-	1,509	899	-	899
Direct Line Group	441	(441)	-	454	(454)	-
Central Items	143	(59)	84	191	(225)	(34)

Core	6,341	(510)	5,831	6,045	(685)	5,360
Non-Core	(2,879)	-	(2,879)	(4,221)	2	(4,219)

Total	3,462	(510)	2,952	1,824	(683)	1,141

	Half year ended 30 June 2012
	Previously reported	Adjustments	Restated
	£m	£m	£m

UK Retail	914	-	914
UK Corporate	1,004	-	1,004
Wealth	109	(5)	104
International Banking	264	-	264
Ulster Bank	(555)	-	(555)
US Retail & Commercial	331	-	331

Retail & Commercial	2,067	(5)	2,062
Markets	1,075	-	1,075
Direct Line Group	219	(219)	-
Central Items	(176)	(7)	(183)

Core	3,185	(231)	2,954
Non-Core	(1,351)	-	(1,351)

Total	1,834	(231)	1,603

	Quarter ended 31 March 2013			Quarter ended 30 June 2012
	Previously reported	Adjustments	Restated	Previously reported	Adjustments	Restated
	£m	£m	£m	£m	£m	£m

UK Retail	477	-	477	437	-	437
UK Corporate	358	-	358	512	-	512
Wealth	56	-	56	64	(3)	61
International Banking	94	-	94	167	-	167
Ulster Bank	(164)	-	(164)	(245)	-	(245)
US Retail & Commercial	189	-	189	229	-	229

Retail & Commercial	1,010	-	1,010	1,164	(3)	1,161
Markets	278	-	278	251	-	251
Direct Line Group	89	(89)	-	135	(135)	-
Central Items	(43)	7	(36)	(32)	39	7

Core	1,334	(82)	1,252	1,518	(99)	1,419
Non-Core	(505)	-	(505)	(868)	-	(868)

Total	829	(82)	747	650	(99)	551

Capital resources

Implementation of IFRS 10 resulted in certain entities that have trust preferred securities in issue no longer being consolidated in the Group. As a result there was a reduction in non-controlling interests with a corresponding increase in shareholders' equity.

Components of capital (Basel 2.5)

	31 December 2012
	Previously reported	Adjustments	Revised
	£m	£m	£m

Shareholders' equity (excluding non-controlling interests)
Shareholders' equity per balance sheet	68,130	548	68,678
Preference shares - equity	(4,313)	-	(4,313)
Other equity instruments	(431)	(548)	(979)
	63,386	-	63,386

Non-controlling interests
Non-controlling interests per balance sheet	2,318	(548)	1,770
Non-controlling preference shares	(548)	548	-
Other adjustments to non-controlling interests for regulatory purposes	(1,367)	-	(1,367)
	403	-	403

Regulatory adjustments and deductions
Own credit	691	-	691
Defined pension benefit adjustment	913	-	913
Unrealised losses on available-for-sale (AFS) debt securities	410	-	410
Unrealised gains on AFS equity shares	(63)	-	(63)
Cash flow hedging reserve	(1,666)	-	(1,666)
Other adjustments for regulatory purposes	(198)	-	(198)
Goodwill and other intangible assets	(13,545)	-	(13,545)
50% excess of expected losses over impairment provisions (net of tax)	(1,904)	-	(1,904)
50% of securitisation positions	(1,107)	-	(1,107)
	(16,469)	-	(16,469)

Core Tier 1 capital	47,320	-	47,320

Other Tier 1 capital
Preference shares - equity	4,313	-	4,313
Preference shares - debt	1,054	-	1,054
Innovative/hybrid Tier 1 securities	4,125	-	4,125
	9,492		9,492

Tier 1 deductions
50% of material holdings	(295)	-	(295)
Tax on excess of expected losses over impairment provisions	618	-	618
	323		323

Total Tier 1 capital	57,135	-	57,135

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 July 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary